Exhibit 99.1

NICE Reports Strong Third Quarter 2019 Financial Results Driven by
Robust Growth in Cloud Revenue

Recurring Revenue Increased to a Record 74% of Total Revenue
Company Raises Full Year EPS Guidance

Hoboken, New Jersey, November 14, 2019 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

GAAP	Non-GAAP
Cloud revenue of $151 million, growth of 29% year-over-year	Cloud revenue of $152 million, growth of 27% year-over-year
Total revenue of $386 million, growth of 8% year-over-year	Total revenue of $387 million, growth of 8% year-over-year
Gross margin of 65.7% compared to 65.3% last year	Gross margin of 70.9% compared to 71.0% last year
Operating income of $56 million compared to $47 million last year, an increase of 19%	Operating income of $106 million compared to $97 million last year, an increase of 9%
Operating margin of 14.4% compared to 13.1% last year	Operating margin of 27.4% compared to 27.0% last year
Diluted EPS of $0.69 versus $0.62 last year, 11% growth year-over-year	Diluted EPS of $1.30 versus $1.20 last year, 8% growth year-over-year

“We are pleased to report another quarter of strong results driven by further robust growth in the cloud,” said Barak Eilam, CEO of NICE. “Our cloud revenue now represents nearly 40% of our total revenue, demonstrating the great success we are experiencing in our cloud business.”

Mr. Eilam continued, “Our growth is being fueled by strong demand for CXone. The number of quarterly deals continue to increase as we win in more market segments and geographies.  At the same time, deal sizes are growing rapidly, demonstrating the fast adoption of CXone by very large enterprises, and the attachment rates of our seamlessly integrated workforce optimization and analytics are increasing significantly. CXone gives us front-runner status and a distinct competitive differentiation to capture the many opportunities provided by a market that is quickly transforming to the cloud.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2019 total revenues increased 8.4% to $386.3 million compared to $356.2 million for the third quarter of 2018.

Gross Profit: Third quarter 2019 gross profit and gross margin increased to $253.6 million and 65.7%, respectively, from $232.7 million and 65.3%, respectively, for the third quarter of 2018.

Operating Income: Third quarter 2019 operating income and operating margin increased to $55.7 million and 14.4%, respectively, compared to $46.7 million and 13.1%, respectively, for the third quarter of 2018.

Net Income: Third quarter 2019 net income and net income margin increased to $45.0 million and 11.7%, respectively, compared to $39.3 million and 11.0%, respectively, for the third quarter of 2018.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2019 increased 11.3% to $0.69, compared to $0.62 in the third quarter of 2018.

Operating Cash Flow and Cash Balance: Third quarter 2019 operating cash flow was $82.3 million. In the third quarter $7.9 million was used for share repurchases. As of September 30, 2019, total cash and cash equivalents, short and long term investments were $927.5 million, and total debt was $462.6 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2019 non-GAAP total revenues increased to $387.1 million, up 7.9% from $358.6 million for the third quarter of 2018.

Gross Profit: Third quarter 2019 non-GAAP gross profit increased to $274.4 million from $254.7 million. Third quarter 2019 non-GAAP gross margin was 70.9% compared to 71.0% for the third quarter of 2018.

Operating Income: Third quarter 2019 non-GAAP operating income and non-GAAP operating margin increased to $105.9 million and 27.4%, respectively, from $96.7 million and 27.0%, respectively, for the third quarter of 2018.

Net Income: Third quarter 2019 non-GAAP net income and non-GAAP net income margin increased to $84.3 million and 21.8%, respectively, from $76.3 million and 21.3%, respectively, for the third quarter of 2018.

Fully Diluted Earnings Per Share: Third quarter 2019 non-GAAP fully diluted earnings per share increased 8.3% to $1.30, compared to $1.20 for the third quarter of 2018.

Full Year 2019 Guidance:

Full-year 2019 non-GAAP total revenue is expected to be in a range of $1,563 million to $1,583 million (2018 non-GAAP: $1,453.4 million).

The Company increased full year 2019 non-GAAP fully diluted earnings per share to be in an expected range of $5.15 to $5.35 (2018 non-GAAP: $4.75 per share).

Quarterly Results Conference Call

NICE management will host its earnings conference call today November 14th, 2019 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 662 849 54. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 334 744 17.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$56,950	$60,097	$188,999	$170,864
Services	178,609	179,113	525,947	533,458
Cloud	150,704	116,996	428,758	329,368
Total revenue	386,263	356,206	1,143,704	1,033,690

Cost of revenue:
Product	5,318	7,854	16,850	23,386
Services	54,476	55,046	164,218	170,584
Cloud	72,877	60,559	213,418	166,690
Total cost of revenue	132,671	123,459	394,486	360,660

Gross profit	253,592	232,747	749,218	673,030

Operating expenses:
Research and development, net	48,531	47,701	141,553	137,023
Selling and marketing	96,138	90,492	293,083	270,238
General and administrative	42,438	37,560	121,181	107,048
Amortization of acquired intangible assets	10,780	10,341	32,276	31,512
Total operating expenses	197,887	186,094	588,093	545,821

Operating income	55,705	46,653	161,125	127,209

Finance and other expense, net	(252)	2,195	3,890	9,100

Income before tax	55,957	44,458	157,235	118,109
Taxes on income	10,918	5,175	33,074	21,065
Net income	$45,039	$39,283	$124,161	$97,044

Earnings per share:
Basic	$0.72	$0.64	$2.00	$1.58
Diluted	$0.69	$0.62	$1.93	$1.54

Weighted average shares outstanding:
Basic	62,160	61,448	62,041	61,239
Diluted	65,066	63,660	64,493	63,157

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2019	2018	2019	2018
GAAP revenues	$386,263	$356,206	$1,143,704	$1,033,690
Valuation adjustment on acquired deferred product revenue	-	12	15	97
Valuation adjustment on acquired deferred services revenue	3	82	5	588
Valuation adjustment on acquired deferred cloud revenue	867	2,329	2,692	5,631
Non-GAAP revenues	$387,133	$358,629	$1,146,416	$1,040,006

GAAP cost of revenue	$132,671	$123,459	$394,486	$360,660
Amortization of acquired intangible assets on cost of product	(1,123)	(1,094)	(2,972)	(5,019)
Amortization of acquired intangible assets on cost of services	(1,535)	(1,523)	(4,604)	(3,333)
Amortization of acquired intangible assets on cost of cloud	(15,270)	(12,937)	(45,118)	(38,397)
Valuation adjustment on acquired deferred cost of cloud	575	594	1,893	1,254
Cost of product revenue adjustment (1)	(97)	(59)	(304)	(247)
Cost of services revenue adjustment (1)	(2,106)	(2,113)	(6,251)	(5,762)
Cost of cloud revenue adjustment (1)	(358)	(2,352)	(2,142)	(3,766)
Non-GAAP cost of revenue	$112,757	$103,975	$334,988	$305,390

GAAP gross profit	$253,592	$232,747	$749,218	$673,030
Gross profit adjustments	20,784	21,907	62,210	61,586
Non-GAAP gross profit	$274,376	$254,654	$811,428	$734,616

GAAP operating expenses	$197,887	$186,094	$588,093	$545,821
Research and development (1,2)	(2,033)	(2,638)	(5,182)	(6,777)
Sales and marketing (1,2)	(7,737)	(9,004)	(19,211)	(22,158)
General and administrative (1,2)	(8,962)	(6,206)	(24,378)	(15,156)
Amortization of acquired intangible assets	(10,780)	(10,341)	(32,276)	(31,512)
Valuation adjustment on acquired deferred commission	76	-	245	-
Non-GAAP operating expenses	$168,451	$157,905	$507,291	$470,218

GAAP finance & other expense (income), net	$(252)	$2,195	$3,890	$9,100
Amortization of discount on long-term debt	(2,377)	(2,234)	(6,847)	(6,491)
Non-GAAP finance & other expense (income), net	$(2,629)	$(39)	$(2,957)	$2,609

GAAP taxes on income	$10,918	$5,175	$33,074	$21,065
Tax adjustments re non-GAAP adjustments	13,324	15,322	33,258	34,413
Non-GAAP taxes on income	$24,242	$20,497	$66,332	$55,478

GAAP net income	$45,039	$39,283	$124,161	$97,044
Valuation adjustment on acquired deferred revenue	870	2,423	2,712	6,316
Valuation adjustment on acquired deferred cost of cloud revenue	(575)	(594)	(1,893)	(1,254)
Amortization of acquired intangible assets	28,708	25,895	84,970	78,261
Valuation adjustment on acquired deferred commission	(76)	-	(245)	-
Share-based compensation (1)	21,293	17,258	56,625	48,752
Acquisition related expenses (2)	-	5,114	843	5,114
Amortization of discount on long term debt	2,377	2,234	6,847	6,491
Tax adjustments re non-GAAP adjustments	(13,324)	(15,322)	(33,258)	(34,413)
Non-GAAP net income	$84,312	$76,291	$240,762	$206,311

GAAP diluted earnings per share	$0.69	$0.62	$1.93	$1.54

Non-GAAP diluted earnings per share	$1.30	$1.20	$3.73	$3.27

Shares used in computing GAAP diluted earnings per share	65,066	63,660	64,493	63,157

Shares used in computing non-GAAP diluted earnings per share	65,066	63,660	64,493	63,157

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1) Share-based Compensation
	Quarter ended		Year to date
	September 30,		September 30,
	2019	2018	2019	2018

Cost of product revenue	$97	$59	$304	$247
Cost of services revenue	2,106	2,113	6,251	5,762
Cost of cloud revenue	358	718	2,142	2,132
Research and development	2,033	1,567	5,177	5,706
Sales and marketing	7,737	8,930	19,181	22,084
General and administrative	8,962	3,871	23,570	12,821
	$21,293	$17,258	$56,625	$48,752

(2) Acquisition related expenses
	Quarter ended		Year to date
	September 30,		September 30,
	2019	2018	2019	2018

Cost of cloud revenue	$-	$1,634	$-	$1,634
Research and development	-	1,071	5	1,071
Sales and marketing	-	74	30	74
General and administrative	-	2,335	808	2,335
	$-	$5,114	$843	$5,114

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Quarter ended		Year to date
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$45,039	$39,283	$124,161	$97,044
Depreciation and amortization	43,924	39,426	128,744	114,283
Stock based compensation	21,273	17,258	56,589	48,752
Amortization of premium and discount and accrued interest on marketable securities	387	137	(187)	(170)
Deferred taxes, net	(12,485)	(13,142)	(31,107)	(33,054)
Changes in operating assets and liabilities:
Trade Receivables	6,788	(5,771)	26,900	(3,083)
Prepaid expenses and other assets	(15,626)	(4,233)	(88,157)	(32,461)
Trade payables	(8,791)	(8,940)	(5,073)	(6,608)
Accrued expenses and other current liabilities	44,173	34,643	53,789	24,179
Operating lease right-of-use assets, net	4,346	-	11,842	-
Deferred revenue	(45,558)	(15,279)	13,311	71,827
Long term liabilities	(20)	573	(300)	(214)
Operating lease liabilities	(2,836)	-	(11,995)	-
Amortization of discount on long term debt	2,379	2,234	6,848	6,491
Other	(672)	847	(2,656)	720
Net cash provided by operating activities	82,321	87,036	282,709	287,706

Investing Activities

Purchase of property and equipment	(6,545)	(7,957)	(21,527)	(21,521)
Purchase of Investments	(187,752)	(96,544)	(493,894)	(284,467)
Proceeds from Investments	113,121	40,093	283,629	99,802
Capitalization of software development costs	(8,549)	(7,450)	(25,940)	(22,926)
Payments for business and asset acquisitions, net of cash acquired	(184)	(105,046)	(25,972)	(105,046)
Net cash used in investing activities	(89,909)	(176,904)	(283,704)	(334,158)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,693	10,533	4,711	17,976
Purchase of treasury shares	(7,897)	-	(22,612)	(10,613)
Repayment of short-term bank loan	-	(8,436)	-	(8,436)
Capital Lease payments	(191)	-	(631)	-
Net cash used in financing activities	(6,395)	2,097	(18,532)	(1,073)

Effect of exchange rates on cash and cash equivalents	(1,489)	(875)	(1,733)	(4,607)

Net change in cash and cash equivalents	(15,472)	(88,646)	(21,260)	(52,132)
Cash and cash equivalents, beginning of period	$236,311	$364,816	$242,099	$328,302

Cash and cash equivalents, end of period	$220,839	$276,170	$220,839	$276,170

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$220,839	$242,099
Short-term investments	225,975	243,729
Trade receivables	259,985	287,963
Prepaid expenses and other current assets	134,966	87,450

Total current assets	841,765	861,241

LONG-TERM ASSETS:
Long-term investments	480,669	244,998
Property and equipment, net	141,336	140,338
Deferred tax assets	14,603	12,309
Other intangible assets, net	438,266	508,232
Operating lease right-of-use assets	111,910	-
Goodwill	1,371,925	1,366,206
Other long-term assets	117,294	74,042

Total long-term assets	2,676,003	2,346,125

TOTAL ASSETS	$3,517,768	$3,207,366

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,569	$29,617
Deferred revenues and advances from customers	242,184	221,387
Current maturities of operating leases	19,022	-
Accrued expenses and other liabilities	414,466	373,908

Total current liabilities	698,241	624,912

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	26,140	35,112
Operating leases	111,239	-
Deferred tax liabilities	16,712	44,140
Long-term debt	462,588	455,985
Other long-term liabilities	16,538	30,604

Total long-term liabilities	633,217	565,841

SHAREHOLDERS' EQUITY	2,186,310	2,016,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,517,768	$3,207,366